UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0006776081

Issuer Name
PEARSON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Schroders Plc

City of registered office (if applicable)
London Wall, Barbican

Country of registered office (if applicable)
England

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

27-Sep-2022

6. Date on which Issuer notified

28-Sep-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.910000	0.000000	4.910000	36003705
Position of previous notification (if applicable)	5.149626	0.006807	5.156433

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0006776081		36003705		4.910000
Sub Total 8.A	36003705		4.910000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder Wealth Holdings Limited
Schroders PLC	Schroder Wealth Management (US) Limited
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder Wealth Holdings Limited
Schroders PLC	Schroder & Co. Limited
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder International Holdings Limited
Schroders PLC	Nippon Life Schroders Asset Management Eu-rope Limited
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder International Holdings Limited
Schroders PLC	Schroder Investment Management Limited
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder Wealth International Holdings Limited
Schroders PLC	Schroders (C.I.) Limited
Schroders PLC
Schroders PLC	Schroder Administration Limited
Schroders PLC	Schroder International Holdings Limited
Schroders PLC	Schroders IS Limited

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Correction of holding due to change in denominator

12. Date of Completion

29-Sep-2022

13. Place Of Completion

London

Artiom Bendelston
Company Secretarial Assistant
Pearson plc

29th September 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 September 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary